UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

[NOTICE: This Notice of Resolution is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 28, 2018

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 13th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuyuki Hirano

Member of the Board of Directors, President & Group CEO

(Representative Corporate Executive)

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 13th Fiscal Year (from April 1, 2017 to March 31, 2018), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Second Item of Business)>

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2017 was decided at ¥10 per share (which, together with the interim dividend, resulted in the annual dividend being ¥19 per share for the fiscal year 2017), and the date of its payment was decided to be June 29, 2018.

Second Item of Business	Election of 15 (fifteen) Directors

This item was approved and resolved as originally proposed. Messrs. Hiroshi Kawakami, Toby S. Myerson, Tsutomu Okuda, Akira Yamate, Tadashi Kuroda, Junichi Okamoto, Kiyoshi Sono, Mikio Ikegaya, Kanetsugu Mike and Nobuyuki Hirano and Mses. Yuko Kawamoto, Haruka Matsuyama and Tarisa Watanagase were reelected and reappointed as Directors, and Messrs. Yasushi Shingai and Saburo Araki were newly elected and appointed as Directors.

Messrs. Hiroshi Kawakami, Toby S. Myerson, Tsutomu Okuda, Yasushi Shingai and Akira Yamate and Mses. Yuko Kawamoto, Haruka Matsuyama and Tarisa Watanagase are the Outside Directors set out in Article 2, Item 15 of the Companies Act.

<Proposal by Shareholders (from Third Item of Business to Ninth Item of Business)>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Individual Disclosure of Executive Compensations)

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Separation of roles of Chairman of the Board and Chief Executive Officer)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise of Voting Rights of Shares Held for the Purpose of Strategic Shareholdings)

Sixth Item of Business	Dismissal of Director Nobuyuki Hirano

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Investigation Committee on the Overall Reconsideration of Business Relationship with Kenko Tokina Corporation)

Eighth Item of Business	Partial Amendment to the Articles of Incorporation (Reconsideration of Customer Service for the Socially Vulnerable)

Ninth Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of Reason upon Compulsory Termination of Account)

The above 7 items were not approved.

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